UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

(Commission File No. 001-32305)

BANCO ITAÚ CHILE

(Translation of registrant’s name into English)

Av. Presidente Riesco 5537

Las Condes

Santiago, Chile

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

On October 30, 2023, Banco Itaú Chile filed a press release announcing that it filed a Material Event Notice with the Chilean Commission for the Financial Market (Comisión para el Mercado Financiero) announcing the initiation of the process to (i) terminate the program of its American Depositary Shares (“ADSs”) registered in the United States of America, (ii) cancel the registration of its ADSs with the Securities and Exchange Commission, (iii) delist its ADSs from the New York Stock Exchange, and (iv) terminate the Deposit Agreement under which the ADSs are issued. The press release and Material Event Notice are attached hereto as Exhibits 99.1 and 99.2, respectively.

EXHIBIT INDEX

Exhibit	Description
99.1	Press release dated October 30, 2023
99.2	Material event notice dated October 30, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

BANCO ITAÚ CHILE
(Registrant)

	By:	/s/ Cristián Toro Cañas
	Name:	Cristián Toro Cañas
	Title:	General Counsel

Date: October 30, 2023.